Filed pursuant to Rule 433

Registration Statement No. 333-156913

July 5, 2011

Relating to Preliminary Prospectus Supplement

dated July 5, 2011

Final Term Sheet

Issuer:	Republic of Colombia
Transaction:	4.375% Global Bonds due 2021
Expected Issue Ratings*:	Baa3/BBB-/BBB-
Format:	SEC Registered
Issue and Payment Currency	U.S. dollars
Principal Amount:	U.S.$2,000,000,000
Pricing Date:	July 5, 2011
Settlement Date:	July 12, 2011 (T+5)
Optional Redemption:	Make-whole at +20 bps
Maturity Date:	July 12, 2021
Interest Payment Dates:	January 12th and July 12th of each year, commencing January 12, 2012, to the holders of record on the January 1st and July 1st preceding each payment date
Benchmark Treasury:	3.125% UST due May 15, 2021
Benchmark Treasury Yield:	3.125%
Spread to Benchmark Treasury:	130 bps
Yield to Maturity:	4.425%
Coupon:	4.375%
Price to public:	99.599% plus accrued interest, if any, from July 12, 2011
Net Proceeds (before expenses) to Issuer:	U.S.$1,986,980,000 plus accrued interest, if any, from July 12, 2011
Day Count:	30/360
Denominations:	U.S.$200,000 and increments of U.S.$1,000 in excess thereof
Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market

Bookrunners:	Barclays Capital Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312511181269/d424b3.htm
Clearing:	DTC
CUSIP/ISIN	195325 BN4/US195325BN40

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-888-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.